Exhibit 2

2018 THIRD QUARTER RESULTS ï,§ Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 ï,§ Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - September				Third Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Consolidated cement volume	52,692	51,062	3%		17,987	17,353	4%	
Consolidated ready-mix volume	40,067	38,656	4%		13,920	13,220	5%	
Consolidated aggregates volume	112,593	110,423	2%		39,659	37,659	5%	
Net sales	10,933	10,218	7%	6%	3,748	3,539	6%	8%
Gross profit	3,718	3,507	6%	5%	1,309	1,265	3%	7%
as % of net sales	34.0%	34.3%	(0.3pp)		34.9%	35.8%	(0.9pp)	
Operating earnings before other expenses, net	1,330	1,317	1%	3%	490	495	(1%)	2%
as % of net sales	12.2%	12.9%	(0.7pp)		13.1%	14.0%	(0.9pp)	
Controlling interest net income (loss)	591	916	(36%)		174	289	(40%)	
Operating EBITDA	1,956	1,949	0%	1%	704	703	0%	2%
as % of net sales	17.9%	19.1%	(1.2pp)		18.8%	19.9%	(1.1pp)	
Free cash flow after maintenance capital expenditures	504	603	(16%)		390	435	(10%)	
Free cash flow	409	522	(22%)		334	411	(19%)	
Total debt plus perpetual notes	10,636	11,558	(8%)		10,636	11,558	(8%)	
Earnings (loss) of continuing operations per ADS	0.38	0.49	(23%)		0.11	0.19	(45%)	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.38	0.48	(22%)		0.11	0.19	(44%)	
Average ADSs outstanding	1,542.2	1,508.9	2%		1,545.1	1,537.9	0%	
Employees	42,089	40,263	5%		42,089	40,263	5%	

This information does not include discontinued operations. Please see page 15 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.
[1] For the period January-September 2018, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the third quarter of 2018 reached US$3.7 billion, representing an increase of 6%, or an increase of 8% on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, compared with the third quarter of 2017. The like-to-like increase was due to higher local-currency prices for our products in most of our regions, as well as higher volumes in Mexico, the U.S. and our Europe and Asia, Middle East and Africa regions.

Cost of sales as a percentage of net sales increased by 0.9pp during the third quarter of 2018 compared with the same period last year, from 64.2% to 65.1%. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales remained flat during the third quarter of 2018 compared with the same period last year, at 21.8%.

Operating EBITDA remained practically flat at US$704 million during the third quarter of 2018 compared with the same period last year, or an increase of 2% on a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations. The like-to-like increase was mainly due to higher contributions from Mexico, the U.S., as well as our Europe region.

Operating EBITDA margin decreased by 1.1pp, from 19.9% in the third quarter of 2017 to 18.8% this quarter.

Other expenses, net, for the quarter were US$48 million, which includes severance payments and others.

Foreign exchange results for the quarter was a loss of US$21 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was an income of US$174 million in the third quarter of 2018, compared with an income of US$289 million in the same quarter of 2017. This lower income primarily reflects a lower gain on financial instruments, a negative variation in foreign exchange fluctuations and higher income tax, partially offset by higher operating earnings, lower financial expenses and a positive variation in discontinued operations in the U.S.

Total debt plus perpetual notes decreased by US$254 million during the quarter.

2018 Third Quarter Results Page 2

Operating results

Mexico

	January - September				Third Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	2,526	2,314	9%	10%	857	782	10%	15%
Operating EBITDA	913	868	5%	6%	303	302	0%	5%
Operating EBITDA margin	36.2%	37.5%	(1.3pp)		35.4%	38.6%	(3.2pp)	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	3%	9%	12%	14%	12%	13%
Price (USD)	1%	(4%)	7%	2%	6%	5%
Price (local currency)	3%	0%	8%	7%	8%	10%

In **Mexico**, our domestic gray cement, ready-mix and aggregates volumes increased by 9%, 14% and 13%, respectively, during the third quarter. During the first nine months of the year, domestic gray cement volumes increased by 3% and both ready-mix and aggregates volumes by 12%, versus the comparable period of 2017. Our quarterly domestic gray cement prices in local currency remained flat year-over-year and decreased by 1% sequentially.

Our increase in volumes during the quarter was mainly driven by the industrial-and-commercial sector, supported by projects in the manufacturing and the hospitality-and-tourism segments, as well as a low base of comparison. The formal residential sector remained a strong driver for cement consumption during the quarter, with favorable housing starts and permits. The self-construction sector moderated its growth during the quarter; however, economic indicators which drive this sector—including job creation, real wages, and remittances—remain solid.

United States

	January - September				Third Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	2,843	2,647	7%	9%	999	916	9%	11%
Operating EBITDA	476	447	7%	7%	178	160	12%	12%
Operating EBITDA margin	16.8%	16.9%	(0.1pp)		17.8%	17.4%	0.4pp	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	7%	7%	9%	10%	4%	8%
Price (USD)	3%	3%	2%	3%	4%	3%
Price (local currency)	3%	3%	2%	3%	4%	3%

In the **United States**, our domestic gray cement, ready-mix and aggregates volumes increased by 7%, 10% and 8%, respectively, during the third quarter of 2018 on a year-over-year basis. During the first nine months of the year, domestic gray cement, ready-mix and aggregates volumes increased by 7%, 9% and 4%, respectively, on a year-over-year basis. Our cement prices during the quarter, increased by 3% year-over-year and remained stable sequentially.

Our volume growth during the third quarter, was supported by strong demand conditions, despite poor weather in Texas and the mid-South. Residential activity continued to drive the market in the third quarter, with year-to-date September housing starts up 6% year over year. In the industrial-and-commercial sector, construction spending is up 4% year-to-date August, with strength in offices, lodging and commercial activity. Regarding infrastructure, street-and-highway spending has been increasing this year, up 6% year-to-date August, on the back of increased state spending. Contract awards in our key states are growing in excess of the national average, driven by specific state infrastructure funding initiatives.

2018 Third Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,358	1,405	(3%)	(2%)	442	463	(4%)	(1%)
Operating EBITDA	311	368	(15%)	(16%)	97	114	(15%)	(14%)
Operating EBITDA margin	22.9%	26.2%	(3.3pp)		21.9%	24.6%	(2.7pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(2%)	(3%)	(12%)	(10%)	(9%)	(11%)
Price (USD)	2%	2%	(2%)	(3%)	(2%)	(1%)
Price (local currency)	2%	4%	(2%)	(2%)	(3%)	(0%)

In our **South, Central America and the Caribbean** region, our domestic gray cement volumes decreased by 3% during the third quarter and by 2% during the first nine months of 2018, versus the comparable periods of 2017. Cement volumes, on a like-to-like basis including the regional operations of TCL, decreased by 3% and 4% during the third quarter and first nine months of the year, respectively.

In **Colombia**, during the third quarter, our domestic gray cement and ready-mix volumes decreased by 8% and 11%, respectively, on a year-over-year basis; however, they increased by 7% and 4%, respectively, on a sequential basis. During the first nine months of the year, our domestic gray cement and ready-mix volumes decreased by 10% and 13%, respectively, versus the same period of 2017. The sequential increase in volumes reflects increased activity after the electoral period. Our quarterly cement prices in local-currency-terms increased by 6% on a year-over-year basis.

Europe

	January - September				Third Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	2,844	2,607	9%	3%	991	948	5%	6%
Operating EBITDA	276	265	4%	(2%)	135	129	5%	6%
Operating EBITDA margin	9.7%	10.2%	(0.5pp)		13.6%	13.6%	0.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	1%	(0%)	(1%)	2%	(1%)	3%
Price (USD)	6%	0%	9%	2%	9%	3%
Price (local currency)	1%	1%	3%	4%	4%	4%

In the **Europe** region, our ready-mix and aggregates volumes increased by 2% and 3%, respectively, while our domestic gray cement volumes remained flat during the third quarter of 2018, on a year-over-year basis. During the first nine months of 2018 our domestic gray cement volumes increased by 1%, while both our ready-mix and aggregates volumes decreased by 1%, compared with the same period in the previous year.

In the **United Kingdom,** our domestic gray cement and ready-mix volumes decreased by 5% and 3%, respectively, while aggregates volumes remained flat during the third quarter of 2018, on a year-over-year basis. During the first nine months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 4%, 5% and 2%, respectively, versus the comparable period in 2017. On a like-to-like basis, our cement prices in local currency remained stable during the quarter on a year-over-year basis.

2018 Third Quarter Results Page 4

Operating results

In **Spain,** our ready-mix and aggregates volumes increased by 31% and 55%, respectively, while our domestic gray cement volumes remained flat during the third quarter and on a year-over-year basis. For the first nine months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 27% and 26%, respectively, versus the comparable period in 2017. The increase in ready-mix and aggregates volumes reflects in part the introduction of 11 new ready-mix plants and three new aggregates quarries, respectively. Activity in the residential, industrial-and-commercial, and infrastructure sectors continues to be favorable. The residential sector benefited from favorable credit conditions, low interest rates, increase of salaries, job creation and pent-up housing demand.

In **Germany,** our aggregates volumes increased by 2%, our domestic gray cement volumes remained flat and our ready-mix volumes decreased by 11% during the third quarter of 2018, compared with the same period of last year. During the first nine months of the year, our domestic gray cement volumes increased by 1%, while ready-mix and aggregates volumes decreased by 8% and 2%, respectively, on a year-over-year basis. The business climate for the construction sector remains favorable mainly driven by the infrastructure sector.

In **Poland**, our domestic gray cement, ready-mix and aggregates volumes during the third quarter of 2018 increased by 7%, 18% and 14%, respectively, versus the comparable period in 2017. During the first nine months of the year, volumes for these three core products increased by 8%. Our cement prices in local-currency terms during the quarter increased by 7% on a year-over-year basis and by 1% sequentially. The increase in cement volumes during the quarter was mainly due to our participation in large infrastructure projects and a strong residential sector.

In our operations in **France,** ready-mix and aggregates volumes increased by 7% and 11%, respectively, during the third quarter of 2018 and on a year-over-year basis. During the first nine months of the year, our ready-mix volumes decreased by 1% while our aggregates volumes increased by 1%. Volume growth during the quarter reflects continued activity in the industrial-and-commercial sector as well as "Grand Paris"-related projects.

Asia, Middle East and Africa

	January - September				Third Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,087	999	9%	10%	359	346	4%	7%
Operating EBITDA	164	170	(4%)	(3%)	50	57	(13%)	(11%)
Operating EBITDA margin	15.0%	17.0%	(2.0pp)		13.8%	16.4%	(2.6pp)	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement January - September	Domestic gray cement Third Quarter	Ready-mix January - September	Ready-mix Third Quarter	Aggregates January - September	Aggregates Third Quarter
Volume	9%	3%	2%	(1%)	1%	0%
Price (USD)	1%	4%	6%	2%	4%	0%
Price (local currency)	4%	8%	5%	3%	3%	2%

Our domestic gray cement volumes in the **Asia, Middle East and Africa** region during the third quarter and first nine months of the year increased by 3% and 9%, respectively, on a year-over-year basis.

In the **Philippines,** our domestic gray cement volumes increased by 5% and 10% during the third quarter and the first nine months of the 2018, respectively, versus the comparable periods in the previous year. The increase in volumes during the quarter was supported by continued infrastructure activity and growth in the residential sector.

In **Egypt,** our domestic gray cement volumes remained flat during the third quarter of 2018 and increased by 11% during the first nine months of the year, versus the comparable periods in the previous year. Year-to-date volume improvement reflects higher participation in the Lower Egypt region.

In **Israel,** our ready-mix and aggregates volumes during the quarter increased by 2% and 5%, respectively. For the first nine months of the year, ready-mix and aggregates volumes increased by 4% and 5%, respectively, on a year-over-year basis.

2018 Third Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	1,330	1,317	1%	490	495	(1%)
+ Depreciation and operating amortization	626	632		213	208	
Operating EBITDA	1,956	1,949	0%	704	703	0%
- Net financial expense	493	642		160	203	
- Maintenance capital expenditures	290	259		116	105	
- Change in working capital	426	200		7	(109)	
- Taxes paid	185	203		37	40	
- Other cash items (net)	58	47		(6)	26	
- Free cash flow discontinued operations	(1)	(5)		-	3	
Free cash flow after maintenance capital expenditures	504	603	(16%)	390	435	(10%)
- Strategic capital expenditures	95	81		56	24	
Free cash flow	409	522	(22%)	334	411	(19%)

In millions of US dollars, except percentages.

During the quarter, free cash flow was mainly used for debt repayment.

Our total debt plus perpetual notes during the quarter reflects a favorable foreign exchange conversion effect of US$26 million.

Information on debt and perpetual notes

	Third Quarter			Second Quarter
	2018	2017	% var	2018
Total debt [1]	10,191	11,111	(8%)	10,444
Short-term	1%	7%		5%
Long-term	99%	93%		95%
Perpetual notes	445	446	(0%)	446
Total debt plus perpetual notes	10,636	11,558	(8%)	10,890
Cash and cash equivalents	304	449	(32%)	308
Net debt plus perpetual notes	10,332	11,108	(7%)	10,582
Consolidated funded debt (CFD) [2]	10,047	10,448		10,219
CFD [2] / EBITDA [3]	3.89	3.98		3.96
Interest coverage [3][4]	4.33	3.31		4.13

In millions of US dollars, except percentages and ratios.

	Third Quarter	
	2018	2017
Currency denomination		
US dollar	66%	69%
Euro	27%	23%
Mexican peso	0%	1%
Other	8%	7%
Interest rate		
Fixed	62%	69%
Variable	38%	31%

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the 2017 Credit Agreement.

2018 Third Quarter Results Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - September				Third Quarter			
				like-to-like				like-to-like
INCOME STATEMENT	2018	2017	% var	% var	2018	2017	% var	% var
Net sales	10,933,070	10,218,067	7%	6%	3,747,531	3,539,322	6%	8%
Cost of sales	(7,215,113)	(6,711,260)	(8%)		(2,438,464)	(2,273,842)	(7%)	
Gross profit	3,717,958	3,506,807	6%	5%	1,309,067	1,265,480	3%	7%
Operating expenses	(2,387,987)	(2,189,837)	(9%)		(818,686)	(770,475)	(6%)	
Operating earnings before other expenses, net	1,329,971	1,316,969	1%	3%	490,381	495,005	(1%)	2%
Other expenses, net	(82,289)	73,278	N/A		(47,761)	(68,114)	30%	
Operating earnings	1,247,681	1,390,248	(10%)		442,620	426,891	4%	
Financial expense	(498,938)	(804,642)	38%		(154,049)	(263,229)	41%	
Other financial income (expense), net	35,094	114,350	(69%)		(32,539)	116,044	N/A	
Financial income	13,431	13,268	1%		4,002	4,236	(6%)	
Results from financial instruments, net	60,078	202,242	(70%)		992	95,355	(99%)	
Foreign exchange results	3,657	(60,364)	N/A		(21,022)	30,927	N/A	
Effects of net present value on assets and liabilities and others, net	(42,072)	(40,796)	(3%)		(16,511)	(14,474)	(14%)	
Equity in gain (loss) of associates	20,351	20,491	(1%)		8,606	11,194	(23%)	
Income (loss) before income tax	804,188	720,447	12%		264,637	290,900	(9%)	
Income tax	(186,760)	69,727	N/A		(84,997)	27,818	N/A	
Profit (loss) of continuing operations	617,428	790,173	(22%)		179,640	318,719	(44%)	
Discontinued operations	12,049	184,060	(93%)		12,088	(3,700)	N/A	
Consolidated net income (loss)	629,477	974,234	(35%)		191,728	315,019	(39%)	
Non-controlling interest net income (loss)	38,589	57,796	(33%)		17,397	25,634	(32%)	
Controlling interest net income (loss)	590,888	916,438	(36%)		174,331	289,385	(40%)	
Operating EBITDA	1,955,645	1,948,826	0%	1%	703,592	702,767	0%	2%
Earnings (loss) of continued operations per ADS	0.38	0.49	(23%)		0.11	0.19	(45%)	
Earnings (loss) of discontinued operations per ADS	0.01	0.12	(94%)		0.01	(0.00)	N/A	

	As of September 30		
BALANCE SHEET	2018	2017	% var
Total assets	28,657,295	29,201,096	(2%)
Cash and cash equivalents	304,442	449,489	(32%)
Trade receivables less allowance for doubtful accounts	1,746,453	1,735,786	1%
Other accounts receivable	305,889	228,942	34%
Inventories, net	1,061,465	991,378	7%
Assets held for sale	97,707	84,533	16%
Other current assets	134,695	130,549	3%
Current assets	3,650,651	3,620,677	1%
Property, machinery and equipment, net	11,562,935	11,831,863	(2%)
Other assets	13,443,710	13,748,556	(2%)
Total liabilities	17,263,441	18,252,079	(5%)
Other current liabilities	4,525,411	4,900,587	(8%)
Current liabilities	4,525,411	4,900,587	(8%)
Long-term liabilities	9,422,935	9,632,980	(2%)
Other liabilities	3,315,094	3,718,512	(11%)
Total stockholder's equity	11,393,855	10,949,016	4%
Non-controlling interest and perpetual instruments	1,565,632	1,489,568	5%
Total controlling interest	9,828,223	9,459,448	4%

2018 Third Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	207,400,341	192,099,662	8%	70,528,526	63,637,010	11%
Cost of sales	(136,870,685)	(126,171,692)	(8%)	(45,891,893)	(40,883,674)	(12%)
Gross profit	70,529,657	65,927,971	7%	24,636,633	22,753,336	8%
Operating expenses	(45,300,114)	(41,168,945)	(10%)	(15,407,664)	(13,853,142)	(11%)
Operating earnings before other expenses, net	25,229,543	24,759,026	2%	9,228,969	8,900,194	4%
Other expenses, net	(1,561,025)	1,377,636	N/A	(898,868)	(1,224,695)	27%
Operating earnings	23,668,517	26,136,662	(9%)	8,330,100	7,675,499	9%
Financial expense	(9,464,859)	(15,127,274)	37%	(2,899,210)	(4,732,853)	39%
Other financial income (expense), net	665,734	2,149,785	(69%)	(612,377)	2,086,473	N/A
Financial income	254,793	249,441	2%	75,324	76,159	(1%)
Results from financial instruments, net	1,139,675	3,802,146	(70%)	18,669	1,714,474	(99%)
Foreign exchange results	69,381	(1,134,847)	N/A	(395,629)	556,072	N/A
Effects of net present value on assets and liabilities and others, net	(798,114)	(766,956)	(4%)	(310,740)	(260,234)	(19%)
Equity in gain (loss) of associates	386,052	385,230	0%	161,958	201,269	(20%)
Income (loss) before income tax	15,255,445	13,544,402	13%	4,980,472	5,230,388	(5%)
Income tax	(3,542,839)	1,310,859	N/A	(1,599,647)	500,173	N/A
Profit (loss) of continuing operations	11,712,606	14,855,261	(21%)	3,380,825	5,730,562	(41%)
Discontinued operations	228,570	3,460,334	(93%)	227,501	(66,524)	N/A
Consolidated net income (loss)	11,941,176	18,315,596	(35%)	3,608,325	5,664,037	(36%)
Non-controlling interest net income (loss)	732,028	1,086,570	(33%)	327,412	460,894	(29%)
Controlling interest net income (loss)	11,209,148	17,229,026	(35%)	3,280,913	5,203,143	(37%)
Operating EBITDA	37,098,585	36,637,922	1%	13,241,603	12,635,754	5%
Earnings (loss) of continued operations per ADS	7.15	9.17	(22%)	1.99	3.44	(42%)
Earnings (loss) of discontinued operations per ADS	0.15	2.29	(94%)	0.15	(0.04)	N/A

	As of September 30		
BALANCE SHEET	2018	2017	% var
Total assets	536,464,571	532,919,996	1%
Cash and cash equivalents	5,699,155	8,203,166	(31%)
Trade receivables less allowance for doubtful accounts	32,693,595	31,678,093	3%
Other accounts receivable	5,726,250	4,178,189	37%
Inventories, net	19,870,621	18,092,650	10%
Assets held for sale	1,829,075	1,542,734	19%
Other current assets	2,521,486	2,382,519	6%
Current assets	68,340,181	66,077,350	3%
Property, machinery and equipment, net	216,458,137	215,931,498	0%
Other assets	251,666,253	250,911,148	0%
Total liabilities	323,171,612	333,100,448	(3%)
Current liabilities	84,715,692	89,435,718	(5%)
Long-term liabilities	176,397,352	175,801,884	0%
Other liabilities	62,058,568	67,862,846	(9%)
Total stockholders' equity	213,292,959	199,819,547	7%
Non-controlling interest and perpetual instruments	29,308,632	27,184,614	8%
Total controlling interest	183,984,328	172,634,933	7%

2018 Third Quarter Results Page 8

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter			
				like-to-like				like-to-like
NET SALES	2018	2017	% var	% var	2018	2017	% var	% var
Mexico	2,526,238	2,313,894	9%	10%	857,421	782,045	10%	15%
U.S.A.	2,843,065	2,646,826	7%	9%	998,688	915,721	9%	11%
South, Central America and the Caribbean	1,357,910	1,404,532	(3%)	(2%)	442,376	462,626	(4%)	(1%)
Europe	2,844,134	2,606,998	9%	3%	991,252	947,510	5%	6%
Asia, Middle East and Africa	1,087,201	998,639	9%	10%	359,292	345,877	4%	7%
Others and intercompany eliminations	*274,522*	*247,177*	*11%*	*14%*	*98,501*	*85,543*	*15%*	*2%*
TOTAL	10,933,070	10,218,067	7%	6%	3,747,531	3,539,322	6%	8%
GROSS PROFIT								
Mexico	1,354,580	1,253,738	8%	9%	454,524	438,853	4%	8%
U.S.A.	791,676	708,131	12%	12%	289,020	261,130	11%	11%
South, Central America and the Caribbean	489,986	536,301	(9%)	(8%)	157,495	170,980	(8%)	(6%)
Europe	737,327	686,248	7%	1%	292,361	284,160	3%	4%
Asia, Middle East and Africa	302,266	300,393	1%	2%	95,238	100,950	(6%)	(3%)
Others and intercompany eliminations	*42,122*	*21,996*	*92%*	*92%*	*20,429*	*9,407*	*117%*	*221%*
TOTAL	3,717,958	3,506,807	6%	5%	1,309,067	1,265,480	3%	7%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	827,560	778,998	6%	7%	273,933	270,851	1%	6%
U.S.A.	244,126	195,238	25%	27%	98,389	83,244	18%	18%
South, Central America and the Caribbean	244,986	301,527	(19%)	(19%)	75,059	92,407	(19%)	(18%)
Europe	123,139	120,087	3%	(4%)	83,716	77,830	8%	9%
Asia, Middle East and Africa	115,886	123,571	(6%)	(5%)	33,456	41,462	(19%)	(17%)
Others and intercompany eliminations	*(225,725)*	*(202,453)*	*(11%)*	*(2%)*	*(74,172)*	*(70,789)*	*(5%)*	*(9%)*
TOTAL	1,329,971	1,316,969	1%	3%	490,381	495,005	(1%)	2%

2018 Third Quarter Results Page 9

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter			
OPERATING EBITDA	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	913,289	868,357	5%	6%	303,353	301,895	0%	5%
U.S.A.	476,239	446,668	7%	7%	178,199	159,629	12%	12%
South, Central America and the Caribbean	310,984	367,936	(15%)	(16%)	97,028	113,823	(15%)	(14%)
Europe	275,718	264,676	4%	(2%)	134,508	128,686	5%	6%
Asia, Middle East and Africa	163,563	169,768	(4%)	(3%)	49,537	56,852	(13%)	(11%)
Others and intercompany eliminations	*(184,147)*	*(168,579)*	*(9%)*	*2%*	*(59,033)*	*(58,119)*	*(2%)*	*(6%)*
TOTAL	1,955,645	1,948,826	0%	1%	703,592	702,767	0%	2%

OPERATING EBITDA MARGIN	2018	2017	2018	2017
Mexico	36.2%	37.5%	35.4%	38.6%
U.S.A.	16.8%	16.9%	17.8%	17.4%
South, Central America and the Caribbean	22.9%	26.2%	21.9%	24.6%
Europe	9.7%	10.2%	13.6%	13.6%
Asia, Middle East and Africa	15.0%	17.0%	13.8%	16.4%
TOTAL	17.9%	19.1%	18.8%	19.9%

2018 Third Quarter Results Page 10

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter		
	2018	2017	% var	2018	2017	% var
Consolidated cement volume [1]	52,692	51,062	3%	17,987	17,353	4%
Consolidated ready-mix volume	40,067	38,656	4%	13,920	13,220	5%
Consolidated aggregates volume	112,593	110,423	2%	39,659	37,659	5%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - September 2018 vs. 2017	Third Quarter 2018 vs. 2017	Third Quarter 2018 vs. Second Quarter 2018
Mexico	3%	9%	(4%)
U.S.A.	7%	7%	0%
South, Central America and the Caribbean	(2%)	(3%)	(4%)
Europe	1%	(0%)	(5%)
Asia, Middle East and Africa	9%	3%	3%

READY-MIX VOLUME			
Mexico	12%	14%	(0%)
U.S.A.	9%	10%	1%
South, Central America and the Caribbean	(12%)	(10%)	4%
Europe	(1%)	2%	(3%)
Asia, Middle East and Africa	2%	(1%)	5%

AGGREGATES VOLUME			
Mexico	12%	13%	3%
U.S.A.	4%	8%	1%
South, Central America and the Caribbean	(9%)	(11%)	(5%)
Europe	(1%)	3%	(2%)
Asia, Middle East and Africa	1%	0%	4%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2018 Third Quarter Results Page 11

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2018 vs. 2017	Third Quarter 2018 vs. 2017	Third Quarter 2018 vs. Second Quarter 2018
Mexico	1%	(4%)	3%
U.S.A.	3%	3%	(0%)
South, Central America and the Caribbean (*)	2%	2%	(1%)
Europe (*)	6%	0%	(3%)
Asia, Middle East and Africa (*)	1%	4%	(2%)

READY-MIX PRICE			
Mexico	7%	2%	4%
U.S.A.	2%	3%	2%
South, Central America and the Caribbean (*)	(2%)	(3%)	(1%)
Europe (*)	9%	2%	(1%)
Asia, Middle East and Africa (*)	6%	2%	(3%)

AGGREGATES PRICE			
Mexico	6%	5%	3%
U.S.A.	4%	3%	1%
South, Central America and the Caribbean (*)	(2%)	(1%)	4%
Europe (*)	9%	3%	(2%)
Asia, Middle East and Africa (*)	4%	0%	(1%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2018 vs. 2017	Third Quarter 2018 vs. 2017	Third Quarter 2018 vs. Second Quarter 2018
Mexico	3%	0%	(1%)
U.S.A.	3%	3%	(0%)
South, Central America and the Caribbean (*)	2%	4%	1%
Europe (*)	1%	1%	(1%)
Asia, Middle East and Africa (*)	4%	8%	(0%)

READY-MIX PRICE			
Mexico	8%	7%	1%
U.S.A.	2%	3%	2%
South, Central America and the Caribbean (*)	(2%)	(2%)	1%
Europe (*)	3%	4%	1%
Asia, Middle East and Africa (*)	5%	3%	(3%)

AGGREGATES PRICE			
Mexico	8%	10%	(1%)
U.S.A.	4%	3%	1%
South, Central America and the Caribbean (*)	(3%)	(0%)	6%
Europe (*)	4%	4%	(0%)
Asia, Middle East and Africa (*)	3%	2%	(0%)

(*) Volume weighted-average price.

2018 Third Quarter Results Page 12

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter	
	2018		2017		2018	
Millions of USD	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives(1)	1,244	(33)	1,062	(27)	1,247	42
Equity related derivatives(2)(5)	111	23	168	(34)	168	31
Interest rate swaps(3)	1,132	12	142	21	1,132	6
Fuel derivatives(4)	47	13	74	12	54	20
	2,534	15	1,446	(28)	2,601	99

(1) Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.

(2) Equity derivatives related to options on the Parent Company's own shares and to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.

(3) As of September 30, 2017, includes Interest-rate swap derivatives related to our long-term energy contracts. In addition, as of September 30, 2018, includes interest-rate swap instruments related to bank loans with a nominal amount of US$1,000 million.

(4) Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

(5) As required by IFRS, the equity related derivatives fair market value as of September 30, 2018 and 2017 includes a liability of US$8 million and of US$37 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of September 30, 2018, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$15 million, including a liability of US$8 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms

Beginning-of-quarter CPO-equivalent units outstanding	15,104,658,356
Stock-based compensation	29,718,279
End-of-quarter CPO-equivalent units outstanding	15,134,376,635

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of September 30, 2018 were 20,541,277.

CEMEX also has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 236 million in 2019, subject to antidilution adjustments.

Newly issued IFRS effective in 2018

IFRS 9, Financial instruments: classification and measurement ("IFRS 9")

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and will replace IAS 39, Financial instruments: recognition and measurement ("IAS 39"). IFRS 9 was adopted beginning January 1, 2018 on prospective basis. Among other aspects, IFRS 9 implemented the classification categories for financial assets of: 1) amortized cost, that will significantly comprise IAS39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definition. The adoption of such classification categories did not have any significant effect on CEMEX's operating results and financial situation.

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. In this regard, CEMEX implemented an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers. The effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model represented an increase in the allowance for doubtful accounts as of January 1, 2018 of approximately $520 million pesos recognized against equity.

In connection with hedge accounting, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. Nonetheless, the requirements to qualify a hedging transaction are more flexible. The adoption of the new hedging accounting requirements did not have any significant effect on CEMEX's operating results and financial situation.

2018 Third Quarter Results Page 13

Other information

IFRS 15, Revenues from contracts with customers ("IFRS 15")

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, identifying: a) the contract(s) with a customer (agreement that creates enforceable rights and obligations); b) the different performance obligations (promises) in the contract and account for those separately; c) the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); d) the distribution of the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and e) recognizing revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). CEMEX adopted IFRS 15 on January 1, 2018, using the retrospective approach, without any significant effects on its operating results and financial situation.

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position; b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offered to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments were not material.

Considering the retrospective approach, the adoption of IFRS 15 modified certain amounts of the comparative financial statements for the nine-month period ended September 30, 2017, as follows:

SELECTED INFORMATION
INCOME STATEMENT

(Millions of pesos)	Jan-Sep	Third Quarter
Revenues, original	192,594.5	63,812.4
IFRS 15 adoption	(5.2)	1.6
Discontinued operations	(489.6)	(177.0)
Revenues, as reported	192,099.7	63,637.0

SELECTED INFORMATION BALANCE SHEET — As of September 30, 2017

(Millions of pesos)	Customers, net	Other current liabilities	Other non-current liabilities	Total stockholders equity
Balance, original	31,566.3	89,322.5	67,864.2	199,819.5
IFRS 15 adoption	111.8	113.2	(1.4)	0.1
Balance, as reported	31,678.1	89,435.7	67,862.8	199,819.6

Newly issued IFRS effective in 2019

IFRS 16, Leases ("IFRS 16")

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of September 30, 2018, CEMEX has concluded the inventory of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, including an assessment of the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.), and is finalizing the quantification of the required adjustments for the proper recognition of the assets for the "right-of-use" and the corresponding financial liabilities, considering the exemptions provided by the standard, aiming to adopt IFRS 16 on January 1, 2019 retrospectively to the extent such adoption is practicable. Based on its preliminary assessment as of the reporting date, CEMEX considers that upon adoption of IFRS 16, most of its outstanding operating leases would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest. CEMEX does not expect any breach of its contractual obligations (financial restrictions) due to the adoption effects.

Forward contracts on the stock price of GCC

On September 21, 2018, CEMEX amended the forward contracts on the stock price of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC"), in order to unwind 34% of its position, equivalent to 10.6 million shares of GCC, which represent approximately 3.2% of the equity capital of GCC. As a result, CEMEX received approximately US$13 million in cash. After this amendment, CEMEX retains a position under its forward contracts, which continues to be payable in cash, over approximately 20.9 million shares of GCC, which represent approximately 6.3% of the equity capital of GCC. Additionally, during October 2018, CEMEX amended these forward contracts with the purpose of extending the original tenor by an additional 12 months. The transactions now mature in March 2020 but may be unwound earlier at CEMEX's option.

CEMEX continues to have an approximate 20% indirect interest in GCC through CAMCEM, S.A. de C.V., an entity that owns a majority interest in GCC and in which CEMEX has a direct interest.

2018 Third Quarter Results Page 14

Other information

Discontinued operations and other disposal groups

Discontinued operations

On September 27, 2018, by means of two of its subsidiaries and after receiving the corresponding authorizations by local authorities, CEMEX sold its operations in Brazil as part of binding agreements entered into with Votorantim Cimentos N/NE S.A. ("Votorantim") on May 24, 2018. The Company's operations in Brazil, comprised mainly of a water cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments and before withholding taxes. CEMEX's operations for its operating segment in Brazil for the nine-month periods ended September 30, 2018 and 2017 are reported net of tax in the single line item "Discontinued operations" and include withholding taxes and the reclassification of currency translation results accrued in equity.

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregates, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, their operations for the six-month period until their disposal on June 30, 2017, included in CEMEX's comparative income statements for the nine-month period ended September 30, 2017 were reclassified net of tax to the single line item "Discontinued operations."

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017, included in CEMEX's comparative income statements for the nine-month period ended September 30, 2017 were reclassified net of tax to the single line item "Discontinued operations." CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

The following table presents condensed combined information of the income statements of CEMEX discontinued operations mainly: a) the operating segment in Brazil for the nine-month periods ended June 30, 2018 and 2017; b) the Concrete Pipe Business for the one-month period ended January 31, 2017; and c) the Pacific Northwest Materials Business for the six-month period ended June 30, 2017:

INCOME STATEMENT	Jan-Sep		Third Quarter	
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	504	2,044	167	175
Cost of sales and operating	(496)	(2,064)	(167)	(194)
Other expenses, net	(1)	14	0	0
Interest expense, net and others	(4)	0	(2)	(2)
Income (loss) before income tax	3	(6)	(2)	(21)
Income tax	(6)	(1)	(3)	(0)
Net income (loss)	(3)	(7)	(5)	(21)
Non controlling interest net income				
Controlling interest net income	(3)	(7)	(5)	(21)
Net gain on sale	232	3,467	233	(46)
Discontinued operations	229	3,460	228	(67)

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the income statement until the disposal date. The main disposal groups are as follows:

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX's comparative income statement for the nine-month period ended September 30, 2017, include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period from January 1 until their disposal in February 10, 2017. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined income statements information of the net assets sold to Eagle Materials for the period in 2017 until their disposal in February 10:

SELECTED INFORMATION	Jan-Sep		Third Quarter	
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	-	86	-	-
Cost of sales and operating Expenses	-	(71)	-	-
Operating earnings before other expenses, net	-	15	-	-

2018 Third Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l % var percentage variations adjusted for investments/divestments and currency fluctuations.

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter	
	2018	2017	2018	2017	2018	2017
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.97	18.80	18.82	17.98	18.72	18.25
Euro	0.8386	0.8939	0.8576	0.8463	0.8616	0.8464
British pound	0.7413	0.7783	0.7657	0.7606	0.7672	0.7464

Amounts provided in units of local currency per US dollar.

2018 Third Quarter Results Page 16